

September 6, 2013

<u>Via E-mail</u>
James A. Watt
Chief Executive Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street
Suite 2300
Houston, TX 77002

> **Re:    Dune Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 000-27897**

Dear Mr. Watt:

We have reviewed your response letter dated August 14, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Business and Properties, page 3</u>

<u>Core Areas of Operation and Certain Key Properties, page 5</u>

<u>Natural Gas and Oil Reserves, page 7</u>

1.    Comment five of our August 5, 2013 letter states "The third party engineering report filed with your January 18, 2013 registration statement attributes to you total probable reserves of 18.4 BCFE as of June 30, 2012. This is 27% less than the 25.4 BCFE total probable reserves you claimed as of December 31, 2012. Please reconcile for us the applicable

sources of change(s) due to revisions, extensions/discoveries, acquisitions and/or improved recovery. Include the figures for significant changes in prices, estimated future production costs and estimated future development costs." The table presented in your response labels all the changes to your probable reserves as "Revisions." Please tell us the specific causes of these reserve changes (e.g., different projected product prices, operating and capital costs, estimated hydrocarbon recovery, etc.). Your response should address the extent of change due to each causal item. Also, please tell us the product prices used to estimate your probable reserves at both effective dates.

2.  We note that you have provided disclosure of undiscounted future net revenue and PV-10 for probable and possible reserves. Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing for probable and possible reserves. Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for probable and possible reserves) and should provide a discussion of the assumptions used by management in calculating these measures. In addition, explain the limitations with regard to the comparability of PV-10 measures presented for probable and possible reserves. Alternatively, remove this disclosure from your filing.

Note 13 – Supplemental Oil and gas Information (Unaudited), page F-23

Reserves, page F-24

3.  We note your response to comment 6 of our August 5, 2013 letter. It appears that the disclosure presented as part of the footnotes to your financial statements should be limited to proved reserves. Please confirm that you will not present probable and possible reserves in this section of your Exchange Act filings. Refer to FASB ASC 932-235-50-4.

Closing Comments

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc:     Mr. Paul E. Hurdlow